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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                        JARDINE FLEMING INDIA FUND, INC.
                       (Name of Subject Company (issuer))


                        JARDINE FLEMING INDIA FUND, INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

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      COMMON STOCK, PAR VALUE $.001 PER SHARE, 6,509,252 SHARES OUTSTANDING
                         (Title of Class of Securities)


                                    471112102
                      (CUSIP Number of Class of Securities)

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                              SEBASTIAN R. SPERBER
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                                   39TH FLOOR
                               BANK OF CHINA TOWER
                            ONE GARDEN ROAD, CENTRAL
                                HONG KONG, CHINA
                                 (852) 2521-4122
            (Name, address, and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)




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                           CALCULATION OF FILING FEE
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      Transaction Valuation                       Amount of Filing Fee
--------------------------------------------------------------------------------
         $ 5,590,144 (a)                             $ 1,118.03 (b)
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(a) Calculated as the aggregate maximum purchase price to be paid for 650,925 shares in the offer, based upon a price per share of $8.588, which represents 95% of the net asset value per share at July 26, 2001. (b) Calculated as 1/50th of 1% of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:        $ 1,118.03
     Form or Registration No.       SC TO-I
     Filing Party:                  Jardine Fleming India Fund, Inc.
     Date Filed:                    August 8, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer:



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FOR IMMEDIATE RELEASE

                             Contacts:
                             Hong Kong:                 United States:
                             Jeannie Yan                Joanne Kilkeary
                             Tel: (852) 2843-8888       Tel: (201) 318-4150
                             Fax:(852) 2524-8649        Fax:(201) 533-2847

                  JARDINE FLEMING INDIA FUND, INC. ANNOUNCES P
                        RELIMINARY TENDER OFFER RESULTS

NEW YORK, September 6, 2001 - Jardine Fleming India Fund, Inc. (NYSE: JFI) announces that the Fund's tender offer for 650,925 shares of its common stock, representing 10% of the Fund's issued and outstanding shares, expired as scheduled yesterday at 12:00 midnight New York time.

     Based upon currently available information, approximately 4,482,479.225 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering shareholder is estimated to be 14.5215% of the shares properly tendered. The numbers in this announcement are subject to adjustment and should not be regarded as final. The actual number of shares properly tendered and the proration percentage will be announced at a later date. The purchase price of properly tendered shares is $8.5215, which represents 95% of the Fund's net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on September 5, 2001.

Jardine Fleming India Fund, Inc., a closed-end investment company, is managed by JF International Management, Inc., an indirect subsidiary of JPMorgan Chase.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Jardine Fleming India Fund, Inc.

                                           By: /s/ Paul Schubert
                                               ---------------------------------
                                           Name: Paul Schubert
                                           Title: Secretary
                                           Dated: September 6, 2001


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